SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HENNESSY CAPITAL ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per whole share

(Title of Class of Securities)

425886 116

(CUSIP Number of Common Stock Underlying Warrants)

Daniel J. Hennessy

Chairman and Chief Executive Officer

Hennessy Capital Acquisition Corp.

700 Louisiana Street, Suite 900

Houston, Texas 77002

Telephone: 713-300-8242

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Jeffrey N. Smith, Esq.

Michael P. Heinz, Esq.

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

Stuart Neuhauser, Esq.

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105-0302

Telephone: (212) 370-1300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$ 2,300,000	$ 267.26

*	Estimated for purposes of calculating the amount of the filing fee only. Hennessy Capital Acquisition Corp. (the “Company”) is offering holders of up to 5,750,000 of the Company’s warrants exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at an exercise price of $5.75 per half share ($11.50 per whole share), subject to adjustment (the “Warrants”), the opportunity to exchange such Warrants for Shares by tendering one Warrant in exchange for 0.1 of a Share. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the Nasdaq Capital Market on January 6, 2015, which was $0.40.
**	Previously paid. The amount of the filing fee assumes that all 5,750,000 Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 267.26	Filing Party: Hennessy Capital Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: January 7, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 3 (this “Amendment”) hereby amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Hennessy Capital Acquisition Corp., a Delaware corporation (“Hennessy Capital” or the “Company”), on January 7, 2015 (as amended and supplemented, the “Schedule TO”), in connection with the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at an exercise price of $5.75 per half share ($11.50 per whole share), subject to adjustment (the “Warrants”), to exchange 0.1 of a Share in exchange for every Warrant tendered by the holders thereof (approximately one Share for every ten Warrants tendered), up to a maximum of 5,750,000 Warrants, subject to proration, as described in the Schedule TO. The offer is subject to the terms and conditions set forth in the Amended and Restated Offer to Exchange, dated January 21, 2015 (the “Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(E) to the Schedule TO, and in the related Amended and Restated Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(F) to the Schedule TO (the “Letter of Transmittal” which, together with the Offer to Exchange, as they may be further amended or supplemented from time to time, constitute the “Offer”).

This Amendment No. 3 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only those items reported in this Amendment are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Exchange and the related Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Exchange and the Letter of Transmittal. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Exchange.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1.	On February 6, 2015, the Company issued a press release announcing the extension of the Offer to 12:00 midnight, New York City time, at the end of the day on February 26, 2015, unless further extended or terminated. A copy of the press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.

2.	The following sentence is hereby appended to the end of the second paragraph of the section entitled “The Business Combination” on page 11 of the Offer to Exchange:

“Hennessy Capital will purchase Shares pursuant to its pending offer to redeem Shares for cash in connection with the Business Combination only if able to do so in compliance with the federal securities laws, particularly Exchange Act Sections 9(a)(2) and 10(b), Exchange Act Rule 10b-5 and Regulation M.”

3.	The following sentence is hereby appended to the end of the third paragraph of the section entitled “The Business Combination” on page 12 of the Offer to Exchange:

“The Backstop Commitment Investor will purchase Shares pursuant to such backstop and subscription agreement only if able to do so in compliance with the federal securities laws, particularly Exchange Act Sections 9(a)(2) and 10(b), Exchange Act Rule 10b-5 and Regulation M.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(F)	Press release, issued by the Company on February 6, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENNESSY CAPITAL ACQUISITION CORP.

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Chairman Chief Executive Officer

Date: February 6, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange dated January 7, 2015.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(D)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(E)*	Amended and Restated Offer to Exchange dated January 21, 2015.

(a)(1)(F)*	Amended and Restated Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(G)*	Amended and restated form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(H)*	Amended and restated form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	Press release, issued by the Company on September 22, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed by the Company on September 22, 2014).

(a)(5)(B)	Current Report on Form 8-K dated September 21, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by the Company on September 24, 2014).

(a)(5)(C)*	Press release, issued by the Company on January 7, 2015.

(a)(5)(D)	Investor Presentation dated January 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 9, 2015).

(a)(5)(E)*	Press release, issued by the Company on January 21, 2015.

(a)(5)(F)**	Press release, issued by the Company on February 6, 2015.

(b)	Not applicable.

(d)(1)	Amended and Restated Certificate of Incorporation of Hennessy Capital Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(2)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (File No. 333-192982), filed with the SEC on December 20, 2013).

(d)(3)	Securities Subscription Agreement by and between the Company and Hennessy Capital Partners I LLC, dated as of September 24, 2013 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-192982), filed with the SEC on December 20, 2013).

(d)(4)	Sponsor Warrants Purchase Agreement by and between the Company and Hennessy Capital Partners I LLC, dated as of October 15, 2013 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-192982), filed with the SEC on December 20, 2013).

(d)(5)	Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(6)	Specimen Warrant Certificate (incorporated by reference to Exhibit A to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(7)	Registration Rights Agreement among the Company and certain holders party thereto, dated January 16, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(8)	Letter Agreement by and among the Company, Hennessy Capital Partners I LLC and the insiders named therein, dated January 16, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(9)	Purchase Agreement between the Company and The Traxis Group B.V., dated September 21, 2014 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(10)	Form of Backstop and Subscription Agreement by and among the Company, The Traxis Group B.V., Hennessy Capital Partners I LLC and the investor named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(11)	Amended and Restated Subscription Agreement among the Company and certain subscribers party thereto, dated September 23, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(12)	Voting and Support Agreement among The Traxis Group B.V., Hennessy Capital Partners I LLC and the stockholders set forth therein, dated September 21, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(13)	Director Removal Letter Agreement between The Traxis Group B.V. and Hennessy Capital Partners I LLC, dated September 21, 2014 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(14)	Sponsor Warrant Exchange Letter Agreement among the Company, The Traxis Group B.V. and Hennessy Capital Partners I LLC, dated January 21, 2014 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(15)	Form of Registration Rights Agreement among Blue Bird Corporation (formerly known as Hennessy Capital Acquisition Corp.), The Traxis Group B.V. and the investors named therein (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(16)	Form of Seller Lock-Up Agreement between the Company and The Traxis Group B.V. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(17)	Form of Sponsor Lock-Up Agreement among The Traxis Group B.V., Hennessy Capital Partners I LLC and the stockholders set forth therein (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(g)	Definitive Proxy Statement of the Company (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by the Company on January 20, 2015).

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.